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TEL: (617) 573-4800
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DIRECT DIAL 617-573-4859 DIRECT FAX 617-305-4859 EMAIL ADDRESS MARGARET.COHEN@SKADDEN.COM

August 15, 2017

VIA EDGAR

Kim McManus

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:                         Tremont Mortgage Trust

Amendment No. 1 to Registration Statement on Form S-11

Filed August 3, 2017

File No. 333-219205

Dear Ms. McManus:

On behalf of Tremont Mortgage Trust (the “Trust”), we are responding to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission in your letter dated August 7, 2017 in connection with the above captioned registration statement. Amendment No. 2 to such registration statement (as so amended, the “Registration Statement”) is being filed simultaneously with this letter. For the convenience of the Staff, we also sent to you a paper copy of this letter and clean and marked copies of the Registration Statement.

Your numbered comments with respect to the Draft Registration Statement are reproduced below in italicized text. The Trust’s responses thereto are set forth immediately following the reproduced comment to which they relate.

Kim McManus

August 15, 2017

Draft 5.1 Opinion

1.                        Paragraph 4 on page 2 contains counsel’s assumption that all representations, warranties, statements and information contained in the Documents are true and complete. Please revise to confine this assumption to factual representations, warranties, statements and information.

Response: Venable LLP will revise the assumption in paragraph 4 on page 2 of its legal opinion to be filed as Exhibit 5.1 accordingly.  The Trust expects that the Venable LLP legal opinion will be filed with the next amendment to the Registration Statement.

2.                        Please have counsel update the opinion when the Company files the Articles of Amendment and Restatement with the SDAT. In this regard, the assumption contained in paragraph 4 on page 2 appears overly broad to the extent it includes reference to the form of Articles of Amendment and Restatement referenced in paragraph 3 on page 1 of the opinion.

Response: The Trust expects that the Articles of Amendment and Restatement will be filed with the SDAT shortly after pricing of the Offering.  The Trust undertakes to file an updated legal opinion on Form 8-K when the Articles of Amendment and Restatement have been filed with the SDAT.  Further, the Trust has attached as Exhibit A hereto, for the Staff’s convenience, a draft copy of the legal opinion that will be filed at such time.

* * * * * * *

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please call me at (617) 573-4859.

Very truly yours,
/s/ Margaret R. Cohen
Margaret R. Cohen

cc:                              Jennifer Monick, Assistant Chief Accountant

Jorge L. Bonilla, Staff Accountant

Kasey Robinson, Staff Attorney

United States Securities and Exchange Commission

David M. Blackman, Chief Executive Officer

Tremont Mortgage Trust

Exhibit A

Venable Opinion

[LETTERHEAD OF VENABLE LLP]

DRAFT

__, 2017

Tremont Mortgage Trust

Two Newton Place

255 Washington Street, Suite 300

Newton, Massachusetts 02458

Re:                          Registration Statement on Form S-11

Ladies and Gentlemen:

We have served as Maryland counsel to Tremont Mortgage Trust, a Maryland real estate investment trust (the “Company”), in connection with certain matters of Maryland law relating to the registration by the Company of up to [___________] common shares (the “Shares”) of beneficial interest, par value $0.01 per share (the “Common Shares”), of the Company (including up to [______] Shares which the underwriters in the initial public offering have an option to purchase), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1.                                    The Registration Statement and the related form of prospectus included therein, substantially in the form in which it was transmitted to the Commission under the 1933 Act;

2.                                    The Declaration of Trust of the Company, certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.                                    The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4.                                    A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

Tremont Mortgage Trust

__, 2017

5.                                    Resolutions adopted by the Board of Trustees of the Company relating to, among other matters, the authorization of the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6.                                    A certificate executed by an officer of the Company, dated as of the date hereof; and

7.                                    Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1.                                    Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.                                    Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.                                    Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4.                                    All Documents submitted to us as originals are authentic.  The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered.  All Documents submitted to us as certified or photostatic copies conform to the original documents.  All signatures on all Documents are genuine.  All public records reviewed or relied upon by us or on our behalf are true and complete.  All factual representations, warranties, statements and information contained in the Documents are true and complete.  There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5.                                    The Shares will not be issued or transferred in violation of the restrictions on transfer and ownership contained in Article VII of the Charter.

Tremont Mortgage Trust

__, 2017

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.                                    The Company is a real estate investment trust duly formed and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.                                    The issuance of the Shares has been duly authorized and, when issued and paid for pursuant to the Resolutions and the Registration Statement, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law.  We express no opinion as to the applicability or effect of federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers.  To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter.  The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated.  We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein.  In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,